Exhibit (a)(1)(D)

SUNLINK HEALTH SYSTEMS, INC.

OFFER TO PURCHASE FOR CASH COMMON SHARES OF SUNLINK

FROM HOLDERS OF 99 OR FEWER SHARES

AT A PURCHASE PRICE OF $1.50 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

NEW YORK TIME, ON MARCH 12, 2013, UNLESS THE OFFER IS EXTENDED

February 5, 2013

To:	Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

SunLink Health Systems, Inc., an Ohio corporation (“SunLink”), is offering to purchase the number of shares of SunLink’s common shares, no par value per share, from holders of 99 or fewer shares (“Odd-Lot Holders”), at a price of $1.50 per share (the “Offer Price”), to the seller in cash, without interest (the “Offer”), as specified by shareholders tendering their shares, or such lesser amount of shares as are properly tendered. In addition, SunLink is also offering a $100.00 cash bonus to any shareholders holding 99 or fewer shares as of January 31, 2013 who tender shares pursuant to the Offer, provided that a shareholder must tender all of the shares beneficially owned by such shareholder, in order to be eligible to receive such bonus. The Offer is conditioned, as to each eligible odd lot holder, upon that shareholder tendering to SunLink all common shares of SunLink held by the shareholder. Partial tenders will not be accepted.

Only shares properly tendered at the Offer Price and not properly withdrawn will be purchased. All shares that are properly tendered by Odd-Lot Holders and not properly withdrawn, will be accepted. All shares acquired in the Offer will be purchased at the Offer Price. SunLink will not purchase fractional shares.

SunLink’s Offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated February 5, 2013, and in the related Letter of Transmittal which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the Offer.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

•	Offer to Purchase, dated February 5, 2013;

•

Letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining those clients’ instructions with regard to the Offer;

•	Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions and Form W-9);

•	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9; and

•

Notice of Guaranteed Delivery to be used to accept the Offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 5:00 p.m., New York time, on March 12, 2013, unless the Offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the Offer (other than fees paid to the depositary and the information agent as described in the Offer to Purchase). SunLink will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. SunLink will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

In order to properly tender shares under the Offer, a shareholder must do EITHER (a) OR (b) below:

(a) Provide that the depositary receives the following before the Offer expires:

(i) either (1) certificates for the shares or (2) a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in Section 4 of the Offer to Purchase;

(ii) either (1) a properly completed and executed Letter of Transmittal, including any required signature guarantees or (2) an “agent’s message” of the type described in Section 4 of the Offer to Purchase in the case of a book-entry transfer; and

(iii) any other documents required by the Letter of Transmittal.

(b) Comply with the guaranteed delivery procedure set forth in Section 4 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to the information agent, AST Phoenix Advisors (“Phoenix”), at its address and telephone number set forth on the back page of the Offer to Purchase. Additional copies of the enclosed material may be obtained from Phoenix, by calling (877) 478-5038 or (212) 493-3910 (for banks and brokers).

Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of SunLink, the information agent or the depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

2